# Offering Statement for
# Eco Allies Inc. ("Eco Allies™")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:                                    paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. What is the name of the issuer?

Eco Allies Inc.

601 East Charleston Boulevard
Suite 100
Las Vegas, NV 89104

# Eligibility

2. The following are true for Eco Allies Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

# Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   ***Name***
   John Toth

   ***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 07/29/2020 | Present | Eco Allies Inc. | Director |
| 06/01/2020 | Present | Agriculture Resource Management Inc. | General Manager |
| 01/02/2020 | 05/30/2020 | SAS Construction | Acting CFO |
| 05/01/2017 | 05/31/2020 | USA Fleet Solutions, Inc. | Sales |

Short Bio: Mr. Toth directs our projects implementing established applied methodologies for wind, solar, and biomass energy, and verifiable carbon offset projects. Since 2005, after extraordinary careers with healthcare and information technologies, he has been involved with numerous projects and feasibility studies for carbon sequestration and emission reductions involving manure digesters, biomass energy, Jenbacher, and Waukesha gas engines, micro turbines, solar and wind energy, green building and biochar. John has worked with the Climate Cure Team and several client companies in developing International project idea notes for the European Union Trading Scheme (EU ETS) and project documents for renewable energy and carbon sequestration projects in the USA adhering to the protocols of the Climate Action Reserve (CAR) and the Voluntary Carbon Standard (VCS). John holds MBA in Entrepreneurship from Pepperdine University, and Master of Science in Chemistry from U. of Hawai'i along with accreditation by the U.S. Green Building Council with the USGBC Leadership in Energy and Environmental Design (LEED)® building rating system. Work experience: https://www.linkedin.com/in/johnatoth/

### *Name*
James Gaspard

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 07/29/2020 | Present | Eco Allies Inc. | Director |
| 01/02/2017 | Present | Biochar Now, LLC | CEO |

Short Bio: James Gaspard's career in start-ups, mid-size and Fortune 1000 companies gives him a unique perspective on all aspects on a company's life cycle from birth, through growth and harvest. His career has been highlighted to date by his sales talent and his ability to close larger dollar volumes of transactions in several diverse industries. James for the past five years has been the CEO of Biochar Now LLC a market-leading producer of high-quality biochar. James received his bachelor's degree from Texas A&M University in 1991 and his JD/MBA from the University of Texas in 1996. He holds a variety of patents and licenses related to the manufacture of biochar, which is a core product of the Eco Allies business model. Work experience: https://www.linkedin.com/in/james-gaspard-56b30485/

### *Name*
William Barnwell

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 07/29/2020 | Present | Eco Allies Inc. | Director |
| 06/01/2018 | Present | Climate Cure Capital Corporation | CEO |
| 02/01/2003 | Present | HAS Associates | Principle |

Short Bio: W.F. (William) Barnwell has for more than 18 years been working in the renewable energy field and was the managing member of The Centre for Carbon Trading. He served on the Board at Global Alternative Green Energy where he helped to brand proprietary technologies known as the BCR™, the BCT™, and the BCS™, and had them certified as "Green" in the renewable energy credits ("REC") market. Prior to that, he was the COO of Pacific Renewables in San Diego where he developed the REC trading platform.

In conjunction with Electric City, he helped deliver Virtual Megawatt Power Plants. He has unrivaled experience and knowledge in the world of environmental commodities. He has marketed energy-efficient products traded on the Chicago Commodity Exchange and brought institutional funding from Morgan Stanley, Duke Power, and El Paso Energy to various projects and activities, and run a renewable energy credit desk and directed marketing efforts for the Center for Carbon Trading and Resource Marketing. The International Emission Trade Association invited him to participate in the Congressional Advisory Committee for Cap and Trade. He was selected from its 5,000 members to be one of the 50 on the advisory panel. He holds a business degree from the University of Denver. Work experience: https://www.linkedin.com/in/billy-barnwell-02659719/

### Name
Charles Guillory

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 07/01/2021 | Present | Biochar Now, LLC | Operations Manager |
| 10/01/2019 | 06/30/2021 | Katoen Natie | Rail Supervisor |
| 09/01/2001 | 09/30/2019 | Southern Railcar Inspection Service | CEO |
| 07/29/2020 | Present | Eco Allies Inc. | CEO |

Short Bio: Charles has a proven record of management and growth. He began his work life with a "Class 1" railroad and worked his way up from hand trucking freight in a warehouse to Assistant Superintendent of a Division. During most of his career, his specialty was locating to and supervising problem areas which resulted in their becoming safe, well-organized, and efficiently operated territories. He left for a more challenging position as General Manager of Operations with a service company overseeing the operation of seven sites in three midwestern states. With his personal hands-on approach, he developed five additional sites in three other states from the initial planning stages to the final smooth operation effectively doubling the revenue stream in just under two years. He then moved on to pursue the rewards of private ownership by purchasing a company with what he recognized as untapped potential and saw double-digit profit increases within the first year after implementing his own management ideas and techniques and maintained a healthy growth by adjusting to various challenges for the following eighteen years. Work experience: https://www.linkedin.com/in/charles-guillory-a43bbb72/

### Name
R. Glenn Kirk

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 07/29/2020 | Present | Eco Allies Inc. | CFO |
| 06/01/2008 | Present | R. Glenn Kirk CPA, LLC | Owner |

Short Bio: Glenn is a Dallas, Texas-based Certified Public Accountant. He has over 30-years of practice which includes tax planning, preparation, and accounting services and which he still does on a part-time basis. Glenn Received a Bachelor of Business Administration degree from Texas A&M University-Commerce (formerly East Texas State University) in 1974. He was a partner with the firm of McKinnon, Wootton & Associates, LLC, (formerly McKinnon & Associates, Inc.) a public accounting firm. He is the current owner of R. Glenn Kirk, CPA, LLC, a public accounting practice. He is a Member of the Dallas Chapter of the Texas Society of Certified Public Accountants. Former and present clients include individuals and companies involved in the following fields: attorneys, equipment distribution and sales, engineering, estates and trusts, manufacturing, manufacturing representatives, natural gas distribution, and marketing, oil and gas exploration, development and production, oil and gas field services, real estate brokers, developers, and retail organizations. Work experience: https://www.linkedin.com/in/glenn-kirk-b7ba8514/

### Name
Steven Williams

### Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 07/29/2020 | Present | Eco Allies Inc. | Secretary |
| 02/01/2011 | Present | Music Health Alliance | Director of Development |
| 02/01/2011 | Present | Music Consulting Services | Consultant |

Short bio: Steven 'Herky, Williams has extensive knowledge and background of the entertainment industry. As Senior Director of A&R for Capitol Records, he signed Willie Nelson, Garth Brooks, Tanya Tucker, and many others. He holds a Tennessee hemp farming permit and devotes much of his time to growing Tennessee's industrial hemp industry and as a director for Eco Allies. Over the past decade, Mr. William has been and is the organizer and manager behind many of Nashville's most enduring charity events. Work experience: https://www.linkedin.com/in/herky-williams-26337174/

### Name
John Honour

### Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 07/29/2020 | Present | Eco Allies Inc. | Co-CEO |
| 02/01/2000 | Present | Stereo Vision Entertainment, Inc. | CEO |
| 08/01/2011 | Present | REZN8 | Chairman/President |

Short bio: John Honour founder of Eco Allies is Chairman of the Board of Directors and Co-CEO of Stereo Vision Entertainment, the publicly-traded company he founded over 20 years ago. For the last 10 years, he has also been Chairman/President of the Hollywood production company REZN8. About two years ago, realizing the timing was right to enter the climate change mitigation industry and to add shareholder value, Stereo Vision set off on the parallel course to their faith-based content development and acquired Climate Cure Capital Corporation to join the battle against climate change. This led to the formation of the Nevada ESG Benefit company Eco Allies Inc. and the assembling of the seasoned ESG industry professionals for the Eco Allies Board of Directors. Over his professional life, Honour's launched a variety of businesses, including real estate management, commercial fishing, and restaurants. He is also a WGA registered writer. Honour's business management philosophy was constructed by the training he received as a member of the US Coast Guard's White House detail. Work experience: https://www.linkedin.com/in/jack-honour-b6318631/

# Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

## Stereo Vision Entertainment, Inc.

| | |
|---|---|
| Securities: | 2,250,000 |
| Class: | Common Stock |
| Voting Power: | 56.7% |

## Jack Honour

| | |
|---|---|
| Securities: | 1,125,000 |
| Class: | Common Stock |
| Voting Power: | 28.3% |

# Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Eco Allies, Inc. (the "Company", "EA", "EcoAllies") was incorporated July 29, 2020, under the laws of the State of Nevada. The Company was formed for the sole purpose of climate change mitigation. The Company is engaged in the business of climate change mitigation through several activities, including the growth and deployment of its proprietary fast-growth trees, which take carbon out of the air as part of their natural growth cycle. The Company currently has about 5,000,000 Paulownia SuperGreenTrees™ seeds to deploy for the creation of carbon offset credits. We plan to earn revenue from generating and trading carbon offset credits by growing SuperGreenTrees™. We also plan to earn revenue from emission offset credits, and from Eco Allies branded biochar products which include: livestock feed, kitty litter, and algae bloom removal treatment using biochar. The Company has a joint venture agreement with Biochar Now, LLC ("BN") to establish operations at a planned biochar production facility which is sufficient to grow 1,000,000 SuperGreenTrees™ and to host a 120 kiln slow pyrolysis kiln technology production operation. The Joint Venture encompasses initial activities to manufacture, distribute, and market the Eco Allies™ branded Biochar Now USDA approved biochar products to regional, national, and global markets for agriculture, livestock feed, industrial plastics, soil amendment, and fertilizer, as well as government pollution remediation projects. SuperGreenTrees™ provide a source of renewable energy biomass, which can also be used to mitigate methane pollution from animal farms, when effluent is mixed with the biomass to provide a cleaner energy fuel source. Additional renewable and sustainable climate change mitigation projects and activities include Landfill Methane Outreach Programs ("LMOP"). LMOPs work with waste officials to reduce or avoid methane emissions from landfills. LMOP encourages the recovery and beneficial use of biogas generated from organic municipal solid waste. The Company has a team of people with many years in the climate mitigation arena, as well as experts in business operations, building production facilities, and agriculture (in growing SuperGreenTrees™). SuperGreenTrees™ grow to about 60 feet every three years, consuming about 1 ton of carbon dioxide per year. Every third year, they can be cut down and made into biomass and/or biochar. The trees will grow again from the root through their natural process of coppicing into 60 feet trees. This process can occur 5-6 times before the roots degrade to a point where it is best to replant them. We plan to achieve revenues from the sale of high margin biochar products, sale of biomass for methane mitigation, production of carbon offset credits from growing the trees, LMOP activities, and from projects that utilize credits to finance mitigation of carbon, methane, or other pollution.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.*

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

*These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

7. Material factors that make an investment in Eco Allies Inc. speculative or risky:

    1. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

3. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

7. The Issuer operates in a highly competitive environment, and if it is unable to compete with competitors, the business, financial condition, results of operations, cash flows and prospects could be materially adversely affected. The issuer may not be able to compete successfully with other established companies offering the same or similar products and, as a result, the company may not achieve projected revenue and user targets.

8. The issuer is highly dependent on the services of our key executives, the loss of whom could materially harm the business and strategic direction. If key management or significant personnel are lost, Issuer might not be able to recruit qualified employees, directors, officers, or other personnel, or experience increases in our compensation costs, so business plans and operations may materially suffer.

9. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

10. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

11. You may only receive limited disclosure. While the company must disclose certain

information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise

severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

Eco Allies Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

    We plan to use the funds for personnel, administrative expenses, and general operations and may be used for the payment of the debt if not paid from other sources. We primarily plan to use the funds to acquire land to grow SuperGreenTrees™ ("SGTs"). SGTs are a propriety tree used for climate mitigation in a multitude of ways. The SGTs to be grown on the land are intended as the source material for the biochar kiln operation to be placed on the land next to where SGTs will be grown. Funds are planned to be used for the packaging of Eco Allies Biochar™ products. EA Biochar™ is used for, among other things: methane reducing livestock feed, kitty litter, algae suppression/elimination, as a soil amendment to naturally enhance growth of agriculture and reduce water use requirements. The Alternative Compliance Payment program provides funds to reduce methane emissions form landfills.

9.  How does the issuer intend to use the proceeds of this offering?

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
|---|---|---|
| Intermediary Fees | $490 | $245,000 |
| Employee/Officers & Directors/Independent Contractor Compensation | $0 | $320,000 |
| Rent, Utilities, Office Exp., Bookkeeping, Insurance | $9,510 | $112,000 |
| Build BioChar Livestock Feed Facility | $0 | $200,000 |
| Acquire up to 2,500 acres of farmland to cultivate SuperGreen Trees | $0 | $1,765,000 |
| Build up to a 120 Kiln BioChar manufacturing facility | $0 | $1,560,000 |
| Prepare Land for and plant up to 1,000,000, SuperGreen Trees | $0 | $375,000 |
| Alternative Compliance Payment Programs, set up and operation | $0 | $375,000 |
| Promissory Notes due (payment will be made from either Crowdfunding proceeds or from other sources, | $0 | $48,000 |
| **Total Use of Proceeds** | **$10,000** | **$5,000,000** |

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Eco Allies Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $1 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock | 50,000,000 | 3,969,500 | Yes | |

## Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding. However, the company has filed a Form 1-A and plans to sell 20,000,000 shares of Common Stock via Regulation A. If those shares are sold your ownership in the company will get diluted. Eco Allies has arrangements with a Broker-Dealer to file an SEC Form 15c2-11 in order that the shares of Eco Allies sold through this Offering and otherwise will have a ticker symbol. With a ticker symbol, Eco Allies shares will be eligible to be bought and sold through a stockbroker or self-directed trading websites.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of Eco Allies Inc. for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

| | |
|---|---|
| Creditor(s): | Craig and Vicki Sherman |
| Amount Outstanding: | $24,000 |
| Interest Rate: | 0.0% |
| Maturity Date: | July 20, 2021 |

Other Material Terms:

> Original Issue Discount. The payment is expected to be forthcoming from this Offering.

Creditor(s):                          Craig and Vicki Sherman

Amount Outstanding:                   $24,000

Interest Rate:                        0.0%

Maturity Date:                        June 29, 2021

Other Material Terms:

> Original Issue Discount. The payment is expected to be forthcoming from this Offering.

25. What other exempt offerings has Eco Allies Inc. conducted within the past three years?

Date of Offering:                     03/2021

Exemption:                            Reg. D, Rule 506(b)

Securities Offered:                   Common Stock

Amount Sold:                          $29,500

Use of Proceeds:

> The Company issued 29,500 shares of common stock for $29,500 ($1/share). General and Administrative expenses.

Date of Offering:                     03/2021

Exemption:                            Rule 701

Securities Offered:                   Common Stock

Amount Sold:                          $100,000

Use of Proceeds:

> The Company issued 100,000 shares of common stock for consulting services rendered, having a fair value of $100,000 ($1/share) based upon recent third-party cash offerings. As of March 31, 2021, these shares have not been issued to the service provider.

Date of Offering:                     03/2021

Exemption:                            Section 4(a)(2)

Securities Offered:                   Common Stock

Amount Sold:                          $40,000

Use of Proceeds:

> In connection with a note issued for $20,000, the Company issued 40,000 shares of common stock as additional consideration. These shares were considered additional interest expense having a fair value of $40,000 ($1/share), based upon recent third party cash offerings.

Date of Offering:                     03/2021

Exemption:                            Section 4(a)(2)

| Securities Offered: | Common Stock |
|---|---|
| Amount Sold: | $2,500,000 |
| Use of Proceeds: | |

The Company issued 2,500,000 shares of common stock to an affiliate of the Company's Chief Executive Officer (Stereo Vision Entertainment, Inc.) in exchange for 231,121 verified carbon credits and 5,000,000 seeds of the HDF SuperGreenTree, having a fair value of $2,500,000 ($1/share), based upon recent third party cash offerings.

| Date of Offering: | 03/2021 |
|---|---|
| Exemption: | Section 4(a)(2) |
| Securities Offered: | Common Stock |
| Amount Sold: | $1,300 |
| Use of Proceeds: | |

The Company issued 1,300,000 shares of common stock to its founder and Chief Executive Officer for aggregate consideration of $1,300 consisting of services rendered of $1,200 as well as paying $100. The Company valued these shares at $0.001/share.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| John Honour | CEO of Stereo Vision Entertainment, Inc. | Equity rendered for services | $2,500,000 |

# Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Eco Allies Inc. is a new company that is still pre-income. The Company currently has one class of Common Stock, with 50,000,000 shares authorized, and 3,969,500 issued voting at 1 vote per share. As disclosed in the CPA Audit, Note 5 - Stockholders' Deficit, 100,000 shares of common stock for consulting services rendered have been recorded on the books but have not yet been processed by the Company. From inception to March 31, 2021, net cash used in the operating activities amounted to $48,251. For the period ended on March 31, 2021, the Company recorded $40,000 in interest expense. In addition for the period ended on March 31, 2021, the Company recorded a non-cash expense of $2,500,000. The Company issued 2,500,000 shares of common stock to an affiliate of the Company's Chief Executive Officer (Stereo Vision Entertainment, Inc.) in exchange for 231,121 verified carbon credits and 5,000,000 seeds of the HDF SuperGreenTree, having a fair value of $2,500,000 ($1/share), based upon recent third party cash offerings paid in stock issuance to a related party for their research and development services. The Company also recorded $2,000 in amortization of debt discount. On April 20, 2021, the Company issued a ninety (90) day note to a third party for $24,000 with an original issue discount of 4,000, resulting in net proceeds of $20,000. The note is unsecured. The Company currently has a total of $48,000 in debt outstanding. The payment is expected to be forthcoming from this Offering. On June 17, 2021, the company filed a Form 1-A and indicated its plans to sell 20,000,000 shares of Common Stock via Regulation A, in an effort to raise $20,000,000. We currently have metrics around the user base. With this raise, we plan to allocate a higher percentage of personnel, administrative expenses, and general operations and may be used for the payment of the debt if not paid from other sources. Eco Allies has arrangements with a Broker-Dealer to file an SEC Form 15c2-11 in order that the shares of Eco Allies sold through this Offering and otherwise will have a ticker symbol. With a ticker symbol, Eco Allies shares will be eligible to be bought and sold through a stockbroker or self-directed trading websites. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. We believe $1 per share is now appropriate.

# Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See attachments:

   CPA Audit Report:                              auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
   1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      1. in connection with the purchase or sale of any security?
      2. involving the making of any false filing with the Commission?
      3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order

entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Eco Allies Inc. answers 'NO' to all of the above questions.

# Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:
   Certificate of Incorporation:       certificateofincorporation.pdf
   Corporate Bylaws:       corporatebylaws.pdf
Opportunity:
   Offering Page JPG:       offeringpage.jpg
Financials:
   Additional Information:       otherfinancial.pdf

# Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: http://www.ecoallies.biz/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.